

January 15, 2014

Via E-mail
Paul Laird
Chief Executive Officer
Diversified Resources, Inc.
1789 W. Littleton Blvd.
Littleton, CO 80120

>   **Re: Diversified Resources, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed January 13, 2014**
>   **File No. 333-175183**

Dear Mr. Laird:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 13, 2014

1.   Please amend your filing to clarify that MaloneBailey, LLP audited the financial statements of Natural Resources Group, Inc., your predecessor, for the fiscal years ended October 31, 2012 and 2011.

2.   We note that the audit report issued by MaloneBailey, LLP, dated November 21, 2013, on Natural Resources Group, Inc.'s financial statements for the fiscal years ended October 31, 2012 and 2011 contained an explanatory paragraph regarding the entity's ability to continue as a going concern. Please amend your filing to disclose such explanatory paragraph as modification of the audit report required by Item 304(a)(1)(ii) of Regulation S-K. We also refer you to the guidance at Division of Corporation Finance Compliance and Disclosure Interpretations Question 111.05, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   We remind you to provide a letter furnished by MaloneBailey, LLP regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant